As filed with the Securities and Exchange Commission
                      on July 2, 2001

                                          Registration No. 1-4455


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                       AMENDMENT NO. 1 on
                           FORM 8-A/A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                     DOLE FOOD COMPANY, INC.
     (Exact name of registrant as specified in its charter)


             Delaware                        99-0035300
 (State or other jurisdiction of          (I.R.S. Employer
  incorporation or organization)         Identification No.)

One Dole Drive, Westlake Village,          91362-7300
         California                        (Zip Code)
(Address of Principal Executive
        Offices)


If this form relates to the         If this form relates to the
registration of a class of          registration of a class of
securities pursuant to              securities pursuant to Section
Section 12(b) of the Exchange       12(g) of the Exchange Act and
Act and is effective upon filing    is effective pursuant to General
pursuant to General                 Instruction A(d), check the
Instruction A(c), check the         following box.  [ ]
following box. [x]


Securities to be registered pursuant to Section 12(b) of the Act

       Title of Each Class              Name of Each Exchange on
       to be so Registered                 Which Each Class is
                                            to be Registered
    Common Stock, No Par Value     New York Stock Exchange,
                                   Pacific Exchange


Securities to be registered pursuant to Section 12(g) of the Act:


                        (Title of class)

                        EXPLANATORY NOTE

     Effective 11:59 p.m. (Hawaii time), June 30, 2001, the Registrant was reincorporated in the State of Delaware from the State of Hawaii. The reincorporation was accomplished by merging the existing Hawaiian corporation into a wholly-owned subsidiary, DFCM, Inc., a Delaware corporation. Following the merger, the Delaware corporation was the surviving corporation and its name was changed to "Dole Food Company, Inc." This Amendment No. 1 to Registration Statement on Form 8-A/A amends the Registrant's prior description of its common stock registered under the Securities Exchange Act of 1934 as follows:

Item 1.  Description of Registrant's Securities to be Registered.

GENERAL

     The Registrant's Certificate of Incorporation authorizes the issuance of 80,000,000 shares of common stock, without par value.

COMMON STOCK

     Voting Rights. Holders of common stock are entitled to one vote for each share held on each matter properly submitted to the stockholders for their vote. Holders of common stock are not entitled to cumulative voting rights. The Registrant's Certificate of Incorporation requires a two-thirds majority of the outstanding shares to amend, repeal or adopt any provision inconsistent with Article Ninth of the Certificate of Incorporation (relating to amendments of the Certificate of Incorporation), certain provisions of Article Fifth (relating to action by written consent and power to cause a special meeting of stockholders to be called), Article Sixth (relating to the determination of the size of the Board, the filling of vacancies on the Board and advance notice of stockholder nominations for the election of directors), Article Seventh (relating to adoption and amendment of the By-Laws) and Article Eighth (relating to limitation of the liability of directors). In all other matters, the Delaware General Corporation Law's rules on necessary majorities will control, including the rules with respect to removal of directors, approval of mergers and amendment of the charter (each requiring the affirmative votes of holders of a simple majority of the outstanding voting stock).

     Dividends. Holders of common stock may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or other form. Delaware law generally allows dividends to be paid out of surplus of the Registrant or, if there is no surplus, out of the net profits of the Registrant for the current fiscal year or the prior fiscal year. The directors of the Registrant are prohibited from making distributions to stockholders except in the manner provided by Delaware law. Pursuant to the Registrant's Certificate of Incorporation, the board of directors has the authority to designate a series of preferred stock, the rights and preferences of which may result in the holders of common stock not receiving dividends until the Registrant has satisfied its obligations to holders of such series of preferred stock. Additionally, certain of the Registrant's debt instruments may restrict the payment of cash dividends under certain circumstances.

     Fully Paid. All outstanding shares of common stock are fully paid and non-assessable.

     Other Rights. Holders of common stock are not entitled to preemptive rights. Until such time as any shares of preferred stock are issued, if the Registrant liquidates, dissolves or winds-up its business, either voluntarily or not, holders of common stock will share equally in the assets remaining after the Registrant pays its creditors.

     Listing. The Registrant's outstanding shares of common stock are listed on the New York Stock Exchange and the Pacific
Exchange under the symbol "DOL"

DELAWARE LAW AND THE REGISTRANT'S CERTIFICATE OF INCORPORATION
AND BY-LAWS

     There are provisions of the Delaware General Corporation Law and the Registrant's Certificate of Incorporation and By-Laws that may be deemed to have an anti-takeover effect and may discourage, delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by the Registrant's stockholders.

     The Registrant is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Registrant's Certificate of Incorporation provides that stockholders may act only at an annual or special meeting of stockholders and not by written consent. The Registrant's Certificate of Incorporation further provides that special meetings of stockholders may only be called by the Chairman of the Board, the Chief Executive Officer or a majority of the then-total number of authorized directors on the Board of Directors (including vacancies in calculating the size of the whole board); stockholders are not permitted to call, or to require that the Board call, a special meeting of stockholders.

     The Registrant's By-Laws require that for business to be brought before an annual meeting by a stockholder other than by inclusion in the Registrant's proxy statement and proxy card under the Securities and Exchange Commission's Rule 14a-8 or for nominations to the board of directors, the stockholder must have given timely and appropriate notice in writing to the Corporate Secretary of the Registrant. To be timely, a stockholder's notice must be delivered to the Corporate Secretary not less than 45 nor more than 75 days prior to the first anniversary of the date on which the Registrant first mailed its proxy materials for the preceding year's annual meeting of stockholders; provided, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be delivered not later than the close of business on the later of (i) the 120th day prior to the annual meeting or (ii) the 7th day following the day on which public announcement of the date of such meeting is first made.

Item 2.  Exhibits.

The following exhibits are filed as part of this amendment:

Exhibit
Numbers   Description of Document

1         Specimen Common Stock Certificate

2         Certificate of Incorporation (1)

3         By-Laws (2)


-------------
(1) Incorporated by reference from Appendix D to the Registrant's
Definitive Proxy Statement on Schedule 14A filed with the
Securities and Exchange Commission on April 25, 2001 (File No.
001-04455).

(2) Incorporated by reference from Appendix E to the Registrant's
Definitive Proxy Statement on Schedule 14A filed with the
Securities and Exchange Commission on April 25, 2001 (File No.
001-04455).

                            SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              DOLE FOOD COMPANY, INC.

                              By:  /s/ Kenneth J. Kay
                                   Kenneth J. Kay
                                   Vice President and Chief
                                   Financial Officer


Dated:  July 1, 2001